UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE:

On June 11, 2025, Zhejiang Yitang Medical Services Co., Ltd. (“Yitang Medical”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Pursuant to the agreement, Yitang Medical agreed to sell 100% of the equities of Guoning Zhonghao (Ningbo) Trade Co., Ltd. and Ningbo Farmmi Baitong Trade Co., Ltd., its wholly owned subsidiaries, to the buyer for RMB10,000.00 (approximately $1,394) and RMB5,000.00 (approximately $697), respectively. Pursuant to the agreement, the buyer was required to pay the purchase prices within 15 days after the signing of the share transfer agreement.

On June 13, 2025, Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. (“Farmmi Ecological Agricultural”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Damushan Tea Co., Ltd., an unrelated third party. Pursuant to the agreement, Farmmi Ecological Agricultural agreed to sell 100% of the equity of Zhejiang Farmmi Biotechnology Co., Ltd., its wholly owned subsidiary, to the buyer for RMB10,000.00 (approximately $1,394). Pursuant to the agreement, the buyer was required to pay the  purchase price within 15 days after the signing of the share transfer agreement.

On the agreement date, each of the transferred subsidiaries did not conduct any substantial business. The sales of the subsidiaries were intended to reduce costs associated with maintaining those corporate entities.

On June 27, 2025, Zhejiang Famimi Biotechnology Co., Ltd. (“Famimi”), a wholly owned subsidiary of the Registrant, dissolved through deregistration with the relevant governmental authority. Prior to its deregistration, Famimi had not conducted substantial business. The subsidiary deregistration was implemented as part of the company’s cost reduction measures.

The foregoing descriptions of the share transfer agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are attached hereto as Exhibits 10.1 and 10.2 to this Report on Form 6-K and are incorporated herein by reference.

Exhibit Number	Description of Exhibit
10.1	Share Transfer Agreement dated March 31, 2025, by and between Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. and Lishui Chida Logistics Co., Ltd. (English translation)
10.2	Share Transfer Agreement dated June 13, 2025, by and between Zhejiang Farmmi Ecological Agricultural Technology Co., Ltd. and Lishui Damushan Tea Co., Ltd. (English translation)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: June 30, 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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